# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nauticus Robotics, Inc., CIK 0001849820
CUSIP: 63911H405
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 06/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002143744

## Reporting persons
- RCB EQUITIES 1, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 782,829; shared voting power 0; sole dispositive power 782,829; shared dispositive power 0; aggregate amount beneficially owned 782,829 (11.4% of the class)
  Comment: IRS/EIN: 27-3184635. Citizenship: California (Limited Liability Company). Aggregate amount excludes 631,579 shares of Common Stock underlying 4,800 shares of Series C Convertible Preferred Stock, which are not exercisable within 60 days (subject to stockholder approval) and therefore excluded pursuant to Rule 13d-3(d)(1).
- BRIAN ISAAC DROR: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 782,829; sole dispositive power 0; shared dispositive power 782,829; aggregate amount beneficially owned 782,829 (11.4% of the class)
  Comment: Indirect beneficial ownership through RCB Equities #1, LLC, of which Brian Dror is the Manager.

## Item 1. Issuer
Name of issuer: Nauticus Robotics, Inc.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, TEXAS, 77598

## Item 2. Person Filing
Name of person filing: (1) RCB Equities #1, LLC; (2) Brian Dror. This Schedule 13G is filed jointly by RCB Equities #1, LLC and Brian Dror.
Address of principal business office or, if none, residence: 5862 W. 3rd Street, Los Angeles, CA 90036 (for both reporting persons)
Citizenship: RCB Equities #1, LLC - California (Limited Liability Company); Brian Dror - United States (Individual)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 782,829 shares of Common Stock. In addition, RCB Equities #1, LLC holds 4,800 shares of Series C Convertible Preferred Stock (acquired June 26, 2026), convertible into approximately 631,579 shares of Common Stock at $7.60 per share, subject to stockholder approval. Because such conversion is subject to stockholder approval and is not exercisable within 60 days as of the date of this filing, these shares are not included in the aggregate beneficial ownership count pursuant to Rule 13d-3(d)(1).
Percent of class: Approximately 11.4%, based on 6,880,706 shares of Common Stock outstanding as of June 26, 2026 (per the Exchange Agreement between RCB Equities #1, LLC and Nauticus Robotics, Inc. dated June 26, 2026).
Sole power to vote or to direct the vote: RCB Equities #1, LLC - 782,829 shares; Brian Dror - 0 shares
Shared power to vote or to direct the vote: RCB Equities #1, LLC - 0 shares; Brian Dror - 782,829 shares (indirect, through RCB Equities #1, LLC)
Sole power to dispose or to direct the disposition: RCB Equities #1, LLC - 782,829 shares; Brian Dror - 0 shares
Shared power to dispose or to direct the disposition: RCB Equities #1, LLC - 0 shares; Brian Dror - 782,829 shares (indirect, through RCB Equities #1, LLC)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Schedule 13G is filed jointly by RCB Equities #1, LLC and Brian Dror. Brian Dror is the Manager of RCB Equities #1, LLC and may be deemed to indirectly beneficially own all securities directly held by RCB Equities #1, LLC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RCB EQUITIES 1, LLC: BRIAN ISAAC DROR, MANAGER (07/24/2026)
- BRIAN ISAAC DROR: BRIAN ISAAC DROR, INDIVIDUAL (07/24/2026)